Merrimack Ales, LLC.

MICROBREWERY IN LOWELL, MA

Merrimack Ales, LLC. is seeking investment to Expand operations and build out our taproom.

92 BOLT STREET UNIT 2, LOWELL, MA 01852

$100 MINIMUM

INVESTMENT

Invest to receive a revenue share from Merrimack Ales, LLC.

Invest to receive a portion of Merrimack Ales, LLC's gross revenue until you receive the amount you invested plus 50%. If you haven't received your investment plus 50% by December 31, 2025, Merrimack Ales, LLC will owe you the remaining amount regardless of their revenue.

Investments after the first $25,000 in this raise will have a target return on investment of 40%.

Revenue is shared quarterly. Returns are transferred directly to your bank account.

PERKS AVAILABLE FOR EARLY INVESTORS

Perks for Early Investors

Merrimack Ales, LLC is offering perks to investors until they run out. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Mug Club!
Be enrolled in Merrimack Ale's Mug Club for one year!
1 OF 1
REMAINING
$1,000

INVESTMENT TO QUALIFY

Investment Round Status

Merrimack Ales, LLC. has received $0 in investment towards a target of $60,000. If they do not receive at least this amount by November 1, 2018, all investors will be automatically refunded.

Company Profile

Merrimack Ales, LLC.

SUMMARY
Merrimack Ales, LLC., a business in the Microbrewery category,is seeking investment to Expand operations and build out our taproom.

THE ENTREPRENEUR
Adam Pearson
Founder

READ BIO

As the owner and founder of Merrimack Ales, Adam runs the day to day operations, develops the recipes, and does most of the label designs, among other exciting things like mopping floors. Adam started home brewing in 2004 to have an outlet for experimenting and has been at it ever since. Before getting into brewing, Adam worked in aerospace/airlines industries repairing turbine engine and landing gear parts and spent a few years developing parts for silicon wafer/IC chip technology. After being trained in Lean Manufacturing and then Six Sigma, Adam changed career focus and helped establish improvement programs at Delta Air Lines, Bank of America, and Philips Healthcare. Now that attention to process and making improvements is being applied daily at Merrimack Ales. Adam is currently on the advisory board for the

University of Vermont's Beer School and has a BS in Ceramic Engineering from Alfred University.

About Merrimack Ales, LLC.

A MESSAGE FROM FOUNDER ADAM PEARSON

We think of beer as a catalyst of sorts. Beer can help bring people together and a taproom provides a gathering space for people to meet and connect. We design our beers for 'drinkability' and they should be as easy to enjoy as they are flavorful and aromatic. We think that's a big part of building the taproom as a gathering place. We are opening a taproom that has several things which we have found are important to consumers:

•Authenticity, by experiencing our beers at the source, as fresh and true as they were intended.

•Transparency, by being able to see the brewery, watch our staff in action, and to chat with our staff about how we brew and what we use to make our beers.

•Community, by giving people of similar interests a place to hang out, by connecting with area food vendors to provide great things to eat, and by partnering with other local businesses and groups to promote and support their efforts.

Since we opened, Merrimack Ales has distributed beer to a growing number of accounts – beer stores, bars, and restaurants. We felt it would be the best way to 'get our brand out there' so people could find out about us and visit the brewery. Those accounts have been great and we intend to keep those relationships and grow our distribution further, in order to make our beers available to everyone in the area.

THE MARKET

- As of March 2019, Lowell is the 5th largest city in Massachusetts, at 111,346 people. There are 2 other small taprooms in the city, leaving a large number of unserved customers just in Lowell. With brewery visits a popular weekend activity, we see visitors from southern NH, most of MA, CT and RI due to our location (Route 495) for people visiting breweries.
- Our branding draws on math and science related elements and we have attracted customers from the various universities and labs around the Boston & Cambridge areas.

OUR COMPETITORS

We face competition from
• Other local, regional, national and international brewers for retail and tap space
• Other local MA and southern NH breweries for taproom customers. The most local taprooms are Navigation Brewing and Beer Works in Lowell, Oak & Iron in Andover, and True west Brewing in Acton.

Investor Discussion

Ask questions and discuss Merrimack Ales, LLC. with the entrepreneur and other investors.

CONVERSATION STARTERS

Invest in Merrimack Ales, LLC.

Invest to receive a percentage of Merrimack Ales, LLC.'s revenue. Returns are transferred directly to your bank account.